Hartford Funds NextShares Trust

690 Lee Road

Wayne, Pennsylvania 19087

November 28, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds NextShares Trust (SEC File Nos. 333-214842 and 811-23215) Pre-Effective Amendment No. 1, filed November 24, 2017

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), Hartford Funds NextShares Trust, a Delaware statutory trust, (the “Trust”) on behalf of its series, Hartford Global Impact NextShares Fund, hereby respectfully requests acceleration of the effective date of its Registration Statement so that such Registration Statement may be declared effective on December 4, 2017 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

HARTFORD FUNDS NEXTSHARES TRUST

By:	/s/ Alice A. Pellegrino
Name:	Alice A. Pellegrino
Title:	Vice President

ALPS DISTRIBUTORS, INC.

1290 Broadway, Suite 1100

Denver, Colorado 80203

November 28, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds NextShares Trust (SEC File Nos. 333-214842 and 811-23215) Pre-Effective Amendment No. 1, filed November 24, 2017

Dear Ms. O’Neal-Johnson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), ALPS Distributors, Inc., in its capacity as distributor of Hartford Funds NextShares Trust, hereby joins in the request of Hartford Funds NextShares Trust on behalf of its series, Hartford Global Impact NextShares Fund, for acceleration of the effective date of the Registration Statement so that such Registration Statement may be declared effective on December 4, 2017 or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

ALPS DISTRIBUTORS, INC.

By:	/s/ Steven B. Price
Name:	Steven B. Price
Title:	SVP and Director of Distribution Services